# FOURTEENTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

MATEVEZA USA, LLC

Dated as of January 31, 2019

THE LIMITED LIABILITY COMPANY UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION. SUCH LIMITED LIABILITY COMPANY UNITS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE OR FOREIGN SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF SUCH LIMITED LIABILITY COMPANY UNITS IS FURTHER RESTRICTED AS PROVIDED IN THIS AGREEMENT. PURCHASERS OF LIMITED LIABILITY COMPANY UNITS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## Table of Contents

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## Schedules and Exhibits

FOURTEENTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

of

MATEVEZA USA, LLC

This Limited Liability Company Agreement of MATEVEZA USA, LLC (the "Company") is made and entered into as of January 31, 2019 by and among, the Company, MATEVEZA, LLC, a California limited liability company ("SF Brewpub"), Surface Area, LLC, a California limited liability company ("Oakland Brewpub") and those additional Persons listed on Schedule A attached hereto and incorporated herein (each individually a "Member" and collectively the "Members"), for the purpose of continuing the Company as a limited liability company formed under California's Beverly-Killea Limited Liability Company Act, Cal. Corp. Code § 17000, et seq., as amended (the "Act").

RECITALS:

WHEREAS, the Company was formed as "MATEVEZA USA, LLC" under and pursuant to the provisions of the Act upon the filing of a Limited Liability Company Articles of Organization with the Secretary of State of the State of California on August 1, 2006 (as amended from time to time, the "Certificate");

WHEREAS, prior to the Fourteenth Closing Date, Jim Woods and certain other parties hereto (collectively, the "Prior Members") operated the Company in accordance with the Limited Liability Company Agreement of the Company, dated as of December 31, 2018 (as amended from time to time, the "Prior Agreement");

WHEREAS, pursuant to Section 14.2 of the Prior Agreement the Prior Agreement may be amended only by a written instrument upon consent of the Board (as defined below); and

WHEREAS, subject to the consent of the Board, the parties hereto desire to restate the Prior Agreement in its entirety on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. Capitalized terms used herein shall have the following meanings:

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year of the Company after giving effect to the following adjustments:

(a) decrease such deficit by any amounts which such Member is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(b)(3), Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(i)(5) and 1.704-2(g)(1); and

(b) increase such deficit by the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Adjusted Sharing Percentage" means, as of any date of determination, with respect to any Member other than an Employee Member, the percentage calculated for such Member by dividing (a) the aggregate number of Units (calculated on an As Converted basis) held by such Member on such date by (b) the aggregate number of all then issued and outstanding Units (calculated on an As Converted basis) other than those Units held by Employee Members (calculated on an As Converted basis).

"Affiliate" means, with respect to any Person, any other Person: (a) directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such other Person; (b) owns or controls 50 percent or more of the outstanding voting securities of such other Person; (c) is an officer, director, partner or member of such other Person; or (d) if such other Person is an officer, director, partner or member any Person for which such other Person acts in any such capacity.

"Agreement" means this Fourth Amended and Restated Limited Liability Company Agreement as it may be amended, modified, restated or supplemented from time to time.

"As Converted" means, with respect to any number of Units, the number of such Units calculated on an as-converted basis and adjusted for any subdivisions (whether by split, reverse split or otherwise), pro rata redemptions, recapitalizations, consolidations or similar events, but excluding Units underlying any unexercised Options.

"Business Day" means any day other than a Saturday, Sunday or day on which banks in San Francisco, California are generally authorized or obligated by applicable law or executive order to close.

"Capital Account" means, with respect to any Member, the account maintained for such Member in accordance with the following provisions:

(a) To each Member's Capital Account there shall be credited such Member's Capital Contributions on the date paid to the Company, such Member's allocable share of Net Income of the Company pursuant to Section 6.2, and the amount of any liabilities of the Company assumed by such Member or which are secured by any property distributed to such Member.

(b) From each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member's allocable share of Net Losses of the Company pursuant to Section 6.2, the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c) In the event any Units in the Company are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units.

(d) In determining the amount of any liability for purposes of subsections (a) and (b) of this definition, there shall be taken into account Code section 752(c) and any other applicable provisions of the Code and Regulations.

(e) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board reasonably determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members) are computed in order to comply with such Regulations, the Board shall make such modification. The Board also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of the Company capital reflected on the Company balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b) or Section 1.704-2.

(f) The initial Capital Account balance of each Member shall be set forth on Exhibit B, which shall be prepared by the Board as soon as practicable following the Fourteenth Closing Date.

"Capital Contributions" means, with respect to any Member, the total amount of cash and the initial Gross Asset Value of property (other than cash) contributed from time to time by such Member in respect of any Units, whether as an initial Capital Contribution or an additional Capital Contribution, or, where the context requires, any particular such contribution individually.

"Certificate of Cancellation" means a Certificate of Cancellation of the Certificate filed on behalf of the Company with the Office of the Secretary of State of the State of California pursuant to the Act.

"Change of Control" means any of the following: (a) the acquisition by any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act), in a single transaction or in

a related series of transactions, by way of merger, recapitalization, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) (including through the purchase of Indirect Interests) of more than 50% of the total voting power of the Company; (b) the sale, transfer or disposition (in a single transaction or series of related transactions) of all or substantially all of the assets of the Company and its Subsidiaries (on a consolidated basis) to any Person or group (other than the Company or its wholly-owned Subsidiaries); or (c) any other transaction or series of related transactions pursuant to which the Members and Member Shareholders immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting power of the Company or of any surviving or acquiring entity (or its parent) immediately following such transaction; provided that none of the following shall be deemed a Change of Control: (i) an IPO or (ii) a merger or consolidation with a wholly-owned Subsidiary of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor federal income tax code.

"Common Units" mean interests in the Company which represent limited liability company interests in the Company that have the rights and obligations specified with respect to Common Units in this Agreement.

"Company Minimum Gain" means "partnership minimum gain" as that term is defined in Regulations Section 1.704-2(d).

"Covered Person" means: (a) the Directors, the Members or a liquidating trustee, in each case in his or its capacity as such, (b) any Affiliate of the Directors, the Members, or a liquidating trustee and (c) any Person serving as an officer, director, trustee, executor, representative or agent of any Affiliate of the Company at the request or direction of the Company, in each case in clauses (a), (b) and (c), whether or not such Person continues to have the applicable status referred to in such clauses.

"Disabling Conduct" means, in respect of any Person, (a) an act or omission that constitutes fraud or willful misconduct by such Person, (b) an act or omission that is a criminal act by such Person that such Person had no reasonable cause to believe was lawful, (c) in the case of any Director or officer of the Company, an act or omission that would constitute a breach of the duty of such Director or officer to the Company or its Members were the Company a corporation incorporated under California law (and the Members were stockholders of such a corporation) and for which such Director or officer would not be entitled to indemnification under California law (assuming that the Company had elected to indemnify its officers and directors to the fullest extent permitted under Section 317 of the California Corporations Code or any successor provision).

"Employee Member" means any Member who is a current or former director, officer, employee, consultant and/or service provider of the Company or any of its Subsidiaries or a Permitted Transferee thereof who owns Units and is or becomes a Member, and "Employee Members" means all such Persons.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated pursuant thereto.

"Extraordinary Interim Distribution" shall mean one or more distributions, other than pursuant to Section 6.1(b), 6.1(c) or 6.1(d), pursuant to which each Member that owns Preferred Units receives an aggregate amount equal to at least the then applicable aggregate Preferred Unit Liquidation Preference with respect to such Member's Preferred Units.

"Fiscal Year" means the fiscal year ending on December 31st of each calendar year.

"Freely Marketable Securities" means securities listed on a national securities exchange or quoted on the Nasdaq National Market System and not subject to restrictions on transfer as a result of applicable contractual provisions.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of such contribution, as reasonably determined by the Board.

(b) The Gross Asset Value of any of the Company's assets distributed to a Member shall be the gross fair market value of such asset on the date of distribution, as reasonably determined by the Board.

(c) The Gross Asset Values of all of the Company's assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Board using such reasonable method of valuation as it may adopt, as of the times listed below:

(i) immediately prior to the acquisition of an additional interest (including upon any conversion of Options) in the Company by a new or existing Member in exchange for more than a de minimis Capital Contribution, if it is determined by the Board that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(ii) immediately prior to the distribution by the Company to a Member of more than a de minimis amount of the Company's property as consideration for an interest in the Company, if it is determined by the Board that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) immediately prior to the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) (other than by operation of Section 708(b)(1)(B) of the Code); and

(iv) immediately prior to such other times as the Board shall reasonably determine necessary or advisable, including in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(d) The Gross Asset Values of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Board determines that an adjustment pursuant to subparagraph (b) or (c) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e) If the Gross Asset Value of any of the Company's assets has been determined or adjusted pursuant to subparagraph (a), (c) or (d), such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Losses.

"Implied Equity Value" means with respect to any Units or corresponding Indirect Interests, the amount of distributions that would be received by a Member with respect to such Units (or, in the case of Indirect Interests, the amount of distributions that would be received by the Member in respect of the Units to which such Indirect Interests correspond if such Units were sold in lieu of selling such Indirect Interests) following (a) a hypothetical sale of all of the Company's assets at the Implied Gross Value and (b) a distribution by the Company of all net proceeds from such hypothetical sale to the Members in accordance with Sections 6.1(b), 6.1(c) and 6.1(d).

"Implied Gross Value" means, in connection with any Proposed Sale, Sale Proposal or other transaction, the gross value of the aggregate assets (net of liabilities) of the Company determined in good faith by the Board based on the valuation of the Company assuming a sale of all Units at the valuation implied by the applicable Proposed Sale, Sale Proposal or other transaction.

"Indirect Interests" means (a) any stock, shares or other equity, ownership or economic interests in any Member, (b) any options to purchase or warrants or other contractual rights to acquire any stock, shares or other equity, ownership or economic interests in any Member (collectively, "Ownership Options"), (c) any stock, shares or other equity, ownership or economic interests in any Member issued or issuable directly or indirectly upon exercise of Ownership Options and (d) any ownership or economic interests issued or issuable with respect to any of the securities referred to in clauses (a), (b) and (c) above by way of any dividend, split or the like, or in connection with a combination of shares, recapitalization, merger, consolidation, exchange or other reorganization. For purposes of this Agreement, any Person who holds

Ownership Options or any other security convertible into or exercisable for Indirect Interests or any right to acquire directly or indirectly such Indirect Interests shall be deemed to be the holder of the Indirect Interests issuable directly or indirectly upon exercise or conversion of such Ownership Options, regardless of any restriction or limitation on the exercise or conversion thereof and whether or not such exercise or conversion has actually been effected.

"Fourteenth Closing Date" means January 31, 2019.

"Interest" means the entire limited liability company interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement. Interests shall be expressed as a number of Units.

"IPO" shall mean the first underwritten public offering of any class of capital stock of the IPO Corporation registered with the SEC for cash pursuant to an effective registration statement (other than on Form S-4, S-8 or their equivalent) under the Securities Act.

"Liquidation" shall mean a dissolution, liquidation or winding up of the Company in accordance with Article XII.

"Liquidity Event" shall mean (a) a sale or transfer or license of all or substantially all of the assets of Parent or any of its subsidiaries or any material asset thereof in any transaction or series of related transactions (other than sales in the ordinary course of business), (b) any merger, consolidation or reorganization to which Parent or any subsidiary is a party, except for limited exceptions, (c) any recapitalization, financing or refinancing of Parent or any of its subsidiaries, or (d) any liquidation, dissolution or winding up of Parent or any of its subsidiaries.

"Majority in Interest" means, as of any given record date or other applicable date, in the case of all Members, the Members owning a majority of the outstanding Units (on an As Converted basis) held by all Members.

"Member" means each Person that executes a joinder to, or counterpart of, this Agreement as a Member and becomes a Member as provided herein, so long as such Person continues as a Member and is reflected as such in the records of the Company, in each case in such Person's capacity as a member of the Company, and "Members" means all such Persons.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Debt" shall have the meaning ascribed to "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Deductions" shall have the meaning ascribed to "partner nonrecourse deductions" in Regulations Section 1.704-2(i)(2).

"Member Shareholder" means any equityholder of any Member (other than any equityholder of an Employee Member).

"Net Income" or "Net Loss" means, for each Fiscal Year or other period of the Company, an amount equal to the Company's taxable income or loss for such Fiscal Year of the Company or other period, as applicable, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of Net Income or Net Loss shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of Net Income or Net Loss shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any of the Company's assets is adjusted pursuant to subparagraph (b) or subparagraph (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

(d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) Depreciation, amortization and other cost recovery deductions shall be computed by reference to the Gross Asset Value of the property if the Gross Asset Value differs from its adjusted tax basis;

(f) To the extent an adjustment to the adjusted tax basis of any of the Company's assets pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income or Net Loss; and

(g) Any items which are specially allocated pursuant to Section 6.3 hereof shall not be taken into account in computing Net Income or Net Loss.

"Options" shall mean rights, options or warrants or other equity interests in the Company or any of its Subsidiaries to subscribe for, purchase or otherwise acquire Units or other equity interests in the Company or any of its Subsidiaries.

"Permitted Transferee" means, (a) in respect of any Member who is not a natural Person, (i) any Affiliate of such Member, (ii) any Member Shareholder of such Member or (iii) any private investment fund or holding company that is directly or indirectly managed or advised by such Member, by a Member Shareholder of such Member, by an Affiliate of such Member or by an Affiliate of a Member Shareholder and (b) in respect of any Member who is a natural Person, (i) a spouse or lineal descendent or ancestor of such Person, (ii) the conservators, guardians, executors, administrators, testamentary trustees, legatees or beneficiaries of the Member or (iii) a Permitted Transferee Trust; provided, that in each such case, such Person has agreed to become a party to this Agreement pursuant to Section 9.6.

"Permitted Transferee Trust" shall mean, in the case of a Member who is a natural Person, a limited partnership, limited liability company, trust or custodianship, the beneficiaries of which may include only the Member, the Member's spouse (or ex-spouse), the Member's lineal descendants (including adopted), or, if such Member has no then living spouse or lineal descendants, then to the ultimate beneficiaries of any such trust or to the estate of a deceased beneficiary.

"Person" means any individual, corporation, partnership, trust, joint stock company, business trust, unincorporated association, joint venture or other entity of any nature whatsoever.

"Plan Asset Regulations" means the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations.

"Preferred Unit Liquidation Preference" means the Preferred Unit Purchase Price minus the amount of all distributions previously made (calculated on a per Preferred Unit basis) in respect of the Preferred Units from a Liquidity Event.

"Preferred Unit Purchase Price" means an amount equal to $1.00 per Series A Preferred Unit and $1.68 per Series A-2 Preferred Unit, as the same may be adjusted from time to time in connection with any subdivision, issuance of a new sub-class or combination of Preferred Units.

"Preferred Units" means interests in the Company which represent preferred limited liability company interests in the Company which have the rights and obligations specified with respect to Preferred Units in this Agreement. Preferred Units may be issued in one or more sub-classes.

"Qualified IPO" shall mean the sale of any class of capital stock of the IPO Corporation in an underwritten public offering pursuant to an effective registration statement (other than on Form S-4, S-8 or their equivalent) under the Securities Act resulting in aggregate proceeds (before deducting underwriting commissions) of at least $30 million.

"Regulations" means the Federal income tax regulations promulgated under the Code, as such Regulations may be amended from time to time (it being understood that all reference

herein to specific sections of the Regulations shall be deemed also to refer to any corresponding provisions of succeeding Regulations).

"Requisite Holders" means a Majority in Interest of the Series A Preferred Members.

"SEC" means the United States Securities and Exchange Commission or any successor agency.

"Securities" means (i) Units or other equity interests in the Company or any of its Subsidiaries, (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other equity interests in the Company or any of its Subsidiaries and (iii) Options.

"Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

"Senior Officers" means, with respect to any Person, such Person's president, chief executive officer, chief financial officer, chief operating officer, chief information officer and chief marketing officer.

"Series A Preferred Members" means the Members who hold Series A or Series A-2 Preferred Units as set forth on Schedule A hereto, and "Series A Preferred Member" means any of the Series A Members.

"Series A Preferred Party" means either of the following: (i) the Series A Preferred Members collectively; or (ii) any Person (alone or together with its Affiliates and Permitted Transferees) that holds, pursuant to a Transfer permitted by this Agreement, Units held by Series A Preferred Members, as set forth on Schedule A on the Fourteenth Closing Date.

"Sharing Percentage" means, as of any date of determination, with respect to any Member, the percentage calculated for such Member by dividing (a) the aggregate number of Units (calculated on an As Converted basis) held by such Member on such date by (b) the aggregate number of all then issued and outstanding Units (calculated on an As Converted basis).

"Subsidiary" means, with respect to any Person, any entity of which (i) a majority of the total voting power of shares of stock or equivalent ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other members of the applicable governing body thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if no such governing body exists at such entity, a majority of the total voting power of shares of stock or equivalent ownership interests of the entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member or general partner of such limited liability company, partnership, association or other business entity.

"Taxable Year" means the taxable year of the Company determined under Section 706 of the Code.

"Transfer" or "Transferred" means any direct or indirect transfer, sale, assignment, exchange, mortgage, pledge, hypothecation or other disposition (whether with or without consideration and whether voluntary or involuntary or by operation of law) of any Units or Indirect Interests (but not including any new issuance of Units by the Company). For the avoidance of doubt, it shall constitute a "Transfer" subject to the restrictions on Transfer contained or referenced herein if (a) a transferee is not an individual, a trust or an estate, and the transferor or an Affiliate thereof ceases to control such transferee or (b) with respect to a Member owning Units who is not a natural Person, there is a Transfer of the equity interests of such Member other than to a Permitted Transferee of such Member or of the party transferring the equity interests of such Member. Notwithstanding anything herein to the contrary, an IPO shall not be deemed to be a "Transfer."

"Unit" means the fractional share of the Interests of all Members. The number of Units outstanding and the holders thereof are set forth on Schedule A, as Schedule A may be amended from time to time pursuant hereto.

(b) As used in this Agreement, each of the following capitalized terms shall have the meaning ascribed to it in the Section set forth opposite to such term:

| Term | Section |
|---|---|
| Act | Preamble |
| ASC 740-10 | Section 11.5 |
| Board | Section 7.1(a) |
| Certificate | Recitals |
| Chairman | Section 7.5(d) |
| Chief Executive Officer | Section 7.5(e) |
| Claims and Expenses | Section 8.4 |
| Company | Preamble |
| Conversion Notice | Section 4.6(c) |
| Conversion Rate | Section 4.6(a) |
| Director | Section 7.1(a) |
| Final Adjustment | Section 11.2(b)(ii) |
| Fund Indemnitors | Section 8.8(d) |
| Non-Freely Marketable Securities | Section 9.4(d)(i) |
| Preferred Unit Conversion Price | Section 4.6(a) |
| Prior Agreement | Recitals |
| Prior Members | Recitals |
| Regulatory Allocations | Section 6.3(g) |
| Required Sale Notice | Section 9.2(a) |
| Sale Proposal | Section 9.2(a) |
| Tax Distributions | Section 6.1(c) |
| Tax Items | Section 6.4 |
| Transfer Consideration | Section 9.2(a) |
| VCOC Member | Section 7.7 |

Section 1.2. Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter forms and the singular form of words shall include the plural and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits or Schedules are to Exhibits or Schedules attached hereto, each of which is made a part hereof for all purposes. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "herein," "hereof" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision hereof. The term "or" is not exclusive, unless the context otherwise requires. Unless otherwise expressly provided herein, and except for purposes of Section 7.4(a) (as it relates to any approval rights in respect of agreements or instruments), any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified, supplemented or restated, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

ARTICLE II

FORMATION AND TERM

Section 2.1. Formation. The Company was formed as a limited liability company under and pursuant to the provisions of the Act upon the filing of the Certificate. The Members hereby agree that during the term of the Company the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Act. On any matter upon which this Agreement is silent, the Act shall control. No provision of this Agreement shall be in violation of the Act and to the extent any provision of this Agreement is in violation of the Act, such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided that where the Act provides that a provision of the Act shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect, the provisions of this Agreement shall in each instance control.

Section 2.2. Name. The name of the limited liability company is "MATEVEZA USA, LLC." The business of the Company may be conducted upon compliance with all applicable laws under any other name designated by the Board.

Section 2.3. Term. The term of the Company commenced when the Certificate was filed with the Office of the Secretary of State of the State of California and shall continue in perpetuity; provided, that the Company may be dissolved in accordance with the provisions of this Agreement or by operation of law. The existence of the Company as a separate legal entity

will continue until filing of the Certificate of Cancellation, in each case, in accordance with, and subject to, Article XII.

Section 2.4. Principal Place of Business. The principal place of business of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board may determine, and following any change in such place the Board shall promptly provide written notice thereof to the Members.

Section 2.5. Registered Agent and Office. The Company's registered agent and office in the State of California shall be DWT California, Inc. The Board may at any time designate another registered agent and/or registered office, and following such change the Board shall promptly provide written notice thereof to the Members.

Section 2.6. Qualification in Other Jurisdictions; Conduct of Business. The Company shall be qualified or registered under foreign limited liability company statutes or assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company owns property or transacts business to the extent, in the judgment of the officers of the Company, such qualification or registration is necessary to protect the limited liability of the Members or to permit the Company lawfully to own property or transact business. Each officer of the Company, within the meaning of §17154 of the Act, shall have the power and authority to execute, file and publish any certificates, notices, statements or other documents (and any amendments and/or restatements thereof) necessary to permit the Company to conduct business as a limited liability company in each jurisdiction where the Company elects to do business.

## ARTICLE III

## PURPOSE AND POWERS

Section 3.1. Purpose and Powers. The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the Beverly-Killea Limited Liability Company Act.

## ARTICLE IV

## INTERESTS; MEMBERS

Section 4.1. Interests Generally. Upon and in connection with the execution and effectiveness of this Agreement, the Company shall have the authorized capitalization described in this Section 4.1. As of the Fourteenth Closing Date, the Company has two authorized classes of Interests: Preferred Units, which may be issued in one or more sub-classes, and Common Units, which may be issued in one or more sub-classes. The names of, and the number of Preferred Units and Common Units held by, the Members are set forth on Schedule A hereto, effective immediately following the execution of this Agreement. The Company shall amend and revise Schedule A from time to time to properly reflect any changes to the information included therein, including to reflect the admission or withdrawal of Members in accordance with this Agreement. Any amendment or revision to Schedule A hereto or to the Company's

records that is made solely to reflect information regarding Members shall not require any Member's approval.

(a) Preferred Units.

(i) General. The holders of Preferred Units will not have the right to vote on any matters, except as specifically set forth in this Agreement (including Section 7.4), or as may be required under nonwaivable provisions of the Act, and shall have the rights with respect to profits and losses of the Company and distributions from the Company as are set forth herein. The number of Preferred Units of each Member as of any given time shall be set forth on Schedule A, as it may be updated from time to time in accordance with this Agreement.

(ii) Price. The price of any Preferred Units issued after the Fourteenth Closing Date shall be determined by the Board, subject to any approvals required pursuant to Section 7.4(a).

(b) Common Units.

(i) General. The holders of Common Units will not have the right to vote on any matters, except as specifically set forth in this Agreement (including Section 7.4), or as may be required under nonwaivable provisions of the Act, and shall have the rights with respect to profits and losses of the Company and distributions from the Company as are set forth herein. The number of Common Units of each Member as of any given time shall be set forth on Schedule A, as it may be updated from time to time in accordance with this Agreement.

(ii) Price. The price of any Common Units issued after the Fourteenth Closing Date shall be determined by the Board, subject to any approvals required pursuant to Section 7.4(a).

Section 4.2. Powers of Members. The Members shall have the power to exercise any and all rights or powers granted to the Members pursuant to the express terms of this Agreement. Except as specifically provided herein, no individual Member shall have the power or authority to act for or on behalf of, or to bind, the Company. The Members shall exercise their authority as such in their capacities as members of the Company.

Section 4.3. Nature of a Member's Interest. A Member's Interest (including a Member's Units) shall for all purposes be personal property. A Member has no interest in any specific Company property.

Section 4.4. No Other Persons Deemed Members. Unless admitted to the Company as a Member as provided in this Agreement, no Person shall be, or shall be considered, a Member. In respect of matters pertaining to Members, the Company shall deal only with Persons so admitted as Members (including their duly authorized representatives). Notwithstanding any notification to the contrary, any distribution by the Company to the Person shown on the Company's records as a Member or to its legal representatives shall relieve the Company of all liability to any other Person who may be interested in such distribution by reason of any other Transfer by the

Member, or for any other reason; provided, that the Board has complied with its obligations to continuously update Schedule A attached hereto in accordance with the terms herein.

Section 4.5. Admission of Additional Members and Creation of Additional Units.

(a) Authority. Subject to the limitations set forth in this Article IV and in Article IX and Section 7.4(a), the Company may admit additional Members to the Company, issue additional Units or create and issue such additional classes or series of Units (or Options with respect thereto), having such designations, preferences and relative, participating or other special rights, powers and duties as the Board shall determine (subject to any approval rights set forth in Section 7.4(a)), including: (i) the right of any such class or series of Units to share in the Company's distributions; (ii) the allocation to any such class or series of Units of items of Net Income, Net Loss or items of the Company's income, gain, losses and deductions; (iii) the rights of any such class or series of Unit upon Liquidation of the Company; and (iv) the right of any such class or series of Units to vote on matters relating to the Company and this Agreement. Subject to Section 7.4, upon the issuance pursuant to and in accordance with this Agreement of any class or series of Units, the Board may, in accordance with, and subject to, Sections 4.1 and 14.2, as applicable, amend any provision of this Agreement, and authorize any Senior Officer of the Company to execute, acknowledge, deliver, file and record, if required, such documents, to the extent necessary or desirable to reflect the admission of any additional Member to the Company or the authorization and issuance of such class or series of Unit, and the related rights and preferences thereof. It is understood and agreed that no approval from the Board shall be required with respect to the admission of any option holder who has exercised an Option issued pursuant to the terms of the Initial Equity Incentive Plan as a Member of the Company; provided, that such option holder complies with the terms and conditions set forth herein, including entering into a joinder substantially in the form attached hereto as Exhibit A.

(b) Conditions. No additional Member shall be admitted to the Company (i) in connection with newly issued Units, unless and until such prospective additional Member has executed a signature page counterpart to this Agreement or a joinder substantially in the form attached hereto as Exhibit A agreeing to be bound by the terms and provisions of this Agreement, and such other documents or instruments as may be required to effect the admission as determined by the Board or (ii) in connection with a Transfer of a Unit, unless and until all the conditions of Article IX are satisfied.

Section 4.6. Conversion of Preferred Units.

(a) Optional Conversion of Preferred Units. Each outstanding Preferred Unit shall be convertible, at the option of the Member owning such Preferred Unit at any time after the date of issuance thereof, into such number of fully paid and nonassessable Common Units as is determined by dividing the Preferred Unit Purchase Price by the Preferred Unit Conversion Price in effect on the date such Member delivers to the Company (i) a Conversion Notice and (ii) if such Preferred Unit is certificated, the certificate representing such Preferred Unit. The number of Common Units into which each Preferred Unit may be converted hereunder is referred to herein as the "Conversion Rate." The "Preferred Unit Conversion Price" shall initially be an amount equal to the Preferred Unit Purchase Price, subject to adjustment from time to time thereafter as set forth below in this Section 4.6.

(b) Automatic Conversion of Preferred Units.

(i) Each Preferred Unit shall automatically be converted into fully-paid, non-assessable Common Units at the then effective Conversion Rate immediately prior to the closing of a Qualified IPO, without the need for any action on the part of the Member owning such Preferred Unit.

(ii) Each Preferred Unit shall automatically be converted into fully-paid, non-assessable Common Units at the then effective Conversion Rate if at such time two-thirds of the Preferred Units issued on the Fourteenth Closing Date have been converted to Common Units, without the need for any other action on the part of the Member owning such Preferred Unit.

(c) Mechanics for Conversion. Before any Member owning Preferred Units shall be entitled to voluntarily convert the same into Common Units under Section 4.6(a), such Member shall, (i) to the extent such Preferred Units are certificated, surrender the certificate(s) representing such Preferred Unit at the office of the Company and (ii) shall give written notice ("Conversion Notice") to the Company at its principal corporate office, of the election to convert the same and shall state therein the number of Preferred Units such Member is electing to convert and the name or names in which the Common Units are to be issued (provided, that each such Person shall then be a Member of the Company). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the delivery of such Conversion Notice, and the Person or Persons entitled to receive the Common Units issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Units as of such date. If the conversion is in connection with the automatic conversion provisions of Section 4.6(b)(i) above, such conversion shall be deemed to have been made on the date of consummation of a Qualified IPO, and if the conversion is in connection with the automatic conversion provisions of Section 4.6(b)(ii) above, such conversion shall be deemed to have been made immediately prior to the close of business on the date of delivery of written notice by such holders whose Preferred Units, if converted, would result in the cumulative conversion of two-thirds of the Preferred Units issued on the Fourteenth Closing Date, and the Persons entitled to receive Common Units issuable upon such conversion shall be treated for all purposes as the record holders of such Common Units as of such date. Upon a conversion of Preferred Units pursuant to this Section 4.6, the Board shall promptly update Schedule A.

(d) No Impairment. The Company will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed pursuant to this Section 4.6 by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 4.6 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Preferred Units against impairment.

Section 4.7. Units Uncertificated. Unless and until the Board shall determine otherwise, Units shall be uncertificated and recorded in the books and records of the Company (including Schedule A). If at any time the Board shall determine to certificate Units, such certificates will contain such legends as the Board shall reasonably determine are necessary.

## ARTICLE V

## CAPITAL CONTRIBUTIONS; OWNERSHIP ADJUSTMENT; LIABILITY OF MEMBERS

Section 5.1. Capital Contributions. Subject to the terms and provisions of this Agreement, the Members set forth on Schedule A have made their respective initial Capital Contributions to the Company in exchange for the respective number of Units set forth on Schedule A to this Agreement. In the event of any Capital Contribution after the Closing Date made in accordance with this Agreement, the Company shall issue to the Member(s) making such Capital Contribution the requisite class(es) of Units representing the increased Interests of such Member(s).

(b) No Member shall be obligated by this Agreement to purchase additional Units or make any contributions to the capital of the Company, except as may be expressly agreed by such Member in writing. Any Units (or Options) issued to Employee Members shall be issued pursuant to the terms and subject to the conditions of the applicable agreement between such Employee Member and the Company (including the payment by such Employee Member of the applicable purchase price therefor).

(c) No Member shall be paid interest on its Capital Contributions to the Company or on such Member's Capital Account. No Member shall have any right to demand the return of its Capital Contributions or to withdraw any part of its Capital Account. Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to demand or receive property other than cash in return for its Capital Contribution.

Section 5.2. Liability of Members.

(a) General. Except as may otherwise be expressly agreed by such Member in writing, in no event shall any Member (or former Member) be obligated to guarantee any indebtedness or other obligations of the Company at any time outstanding or have any liability for the repayment or discharge of the debts and obligations of the Company or for the repayment of any Capital Contribution of any other Member.

(b) Liability for Amounts Distributed. The Members hereby agree that, except as otherwise expressly provided herein or required by applicable Law, no Member shall have an obligation to return money or other property paid or distributed to such Member whether or not such distribution was in violation of the Act, except to the extent (i) arising from Disabling Conduct of such Member or (ii) the distribution was made in error or in violation of this Agreement. The agreement set forth in the immediately preceding sentence shall be deemed to be a compromise for purposes of §17201(b) of the Act. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such return of payment or distribution, such obligation shall be the obligation of such Member and not of any other Person.

(c) Duties of Members.

(i) Notwithstanding anything to the contrary contained in this Agreement, in connection with any Member's determination of whether or not to consent to, or vote in support of or against, any particular matter for which a Member's consent or vote is expressly required or permitted under this Agreement (including Section 7.4), each of the Members (on behalf of itself and its Member Shareholders) and the Company (on behalf of itself and its Subsidiaries) hereby acknowledges and agrees that such Member: (i) may act in and consider only the best interests of such Member; (ii) shall not be required to act in or consider the best interests of the Company, its Subsidiaries, any other Member or any Member Shareholder of any other Member; and (iii) in connection therewith shall not owe any duties (fiduciary or otherwise) or obligations to the Company, its Subsidiaries, any Member Shareholder and/or any other Member.

(ii) Further to the foregoing, this Agreement is not intended to, and does not, create or impose any fiduciary duty on any Member. Each Member hereby waives any and all fiduciary duties owed to the Company or to such Member by any other Member (including those fiduciary duties that, absent such waiver, may be implied by law), and in doing so, each Member recognizes, acknowledges and agrees that the duties and obligations of each Member to the Company are only as expressly set forth in this Agreement. To the maximum extent permitted by law, no Member shall owe any duty (including any fiduciary duty) to the Company or to any Member other than a duty to act in accordance with the implied contractual covenant of good faith and fair dealing. The parties hereto acknowledge and agree that any Member acting in accordance with this Agreement shall (A) be deemed to be acting in compliance with such implied contractual covenant, and (B) not be liable to the Company, any other Member, any Member Shareholder of any other Member or any other Person that is a party to or is otherwise bound by (or is a beneficiary of) this Agreement for its reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Member otherwise existing at law or in equity in respect of the Company are agreed by all parties hereto to replace fully and completely such other duties and liabilities.

Section 5.3. Ownership Adjustment. In the event that Units held by one or more Members are reduced pursuant to this Section 5.3, then the initial Capital Account balances of such Member(s) as set forth in paragraph (f) of the definition of "Capital Account" shall appropriately be adjusted to reflect such reduction. For purposes of clarity, such reduction of Units shall be treated in the nature of a "purchase price adjustment" and shall appropriately be taken into account to adjust the amount of the adjustment to the Capital Accounts of the Members pursuant to Regulation Section 1.704-1(b)(2)(iv)(f), as applicable.

ARTICLE VI

DISTRIBUTIONS; ALLOCATION OF PROFITS AND LOSSES

Section 6.1. Distributions.

(a) Distributions Generally. Subject to Sections 6.1(b), distributions shall be made to the Members in accordance with their Sharing Percentages. Subject to Section 6.1(d), and subject to any approvals required pursuant to Section 7.4(a), the Company shall make distributions at such times and in such amounts as determined by the Board; provided, that any distributions pursuant to Section 6.1(b) shall be made as soon as practicable following the receipt of proceeds thereof by the Company. Notwithstanding anything to the contrary contained in this Agreement, distributions to the Members shall be subject to the restrictions contained in the Act.

(b) Distributions in Connection with a Liquidity Event. Upon the occurrence of a Liquidity Event, distributions shall be made as follows:

(i) first, to each Member that owns Series A Preferred Units and Series A-2 Preferred Units (*pro rata* in proportion to the amounts due each such Member pursuant to this Section 6.1(b)(i)), an amount equal to the amount of capital they have invested with respect to the Preferred Units; and

(ii) second, *pro rata* to the Members that own Common Units based on the relative number of Common Units held by them.

(c) Tax Distributions. With respect to each Taxable Year, the Company may make distributions to the Members in an aggregate amount equal to the product of (i) the excess of the Company's total taxable income allocable to the Members in respect of such Taxable Year have not previously been taken into account to reduce taxable income pursuant to this provision and (ii) an assumed blended rate of the Company as if it were a corporation. Amounts distributed pursuant to this Section 6.1(c) shall be referred to as "Tax Distributions."

(d) In-Kind Distributions. Subject to any approvals required pursuant to Section 7.4(a), the Company may, in the sole discretion of the Board, make distributions of securities or other non-cash assets. The Board shall ensure that such securities or other assets are distributed in such a fashion (i) so that the relative proportions of cash, securities and other non-cash assets shall be the same for each Member entitled to participate in such distribution based on the relative Sharing Percentage of each such Member and (ii) as to ensure that the fair value is distributed and allocated in accordance with this Article VI.

Section 6.2. Allocations.

(a) For each Taxable Year, after making the allocations set forth in Section 6.3, Net Income, Net Loss and, to the extent necessary, individual items of income, gain, loss or deduction shall be allocated in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 6.1(b) or Section 6.1(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value,

all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Gross Asset Value of the assets securing such liability), including the Company's share of any liabilities of an entity treated as a partnership for U.S. federal income tax purposes of which the Company is a partner and the net assets of the Company were distributed in accordance with Section 6.1(b), Section 6.1(c) and Section 12.3(b) to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Board may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account such facts and circumstances as the Board deems reasonably necessary for this purpose.

Section 6.3. Regulatory Allocation Provisions. Notwithstanding the foregoing provisions of this Article VI:

(a) Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f), if there is a net decrease in the Company Minimum Gain during any Taxable Year of the Company, each Member shall be specially allocated items of the Company's income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in the Company's Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.3(a) is intended to qualify as a "minimum gain chargeback" within the meaning of Regulation Section 1.704-2(f) which shall be controlling in the event of a conflict between such Regulation and this Section 6.3(a).

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Taxable Year of the Company, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of the Company's income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.3(b) is intended to qualify as a "chargeback of partner nonrecourse debt minimum gain" within the meaning of Regulation Section 1.704-2(i) which shall be controlling in the event of a conflict between such Regulation and this Section 6.3(b).

(c) Nonrecourse Deductions and Member Nonrecourse Deductions. Any Nonrecourse Deductions for any Taxable Year of the Company shall be specially allocated to the Members in accordance with their respective Sharing Percentages, and any Member Nonrecourse Deductions for any Fiscal Year of the Company shall be specially allocated to the Member(s) who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such

Member Nonrecourse Deductions are attributable, in accordance with Regulations Sections 1.704-2(b)(4) and 1.704-2(i).

(d) Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of the Company's income and gain shall be allocated, in accordance with Regulations Section 1.704-1(b)(2)(ii)(d), to the Member in an amount and manner sufficient to eliminate, to the extent required by such Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible provided that an allocation pursuant to this Section 6.3(d) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided in this Article VI have been tentatively made as if this Section 6.3(d) were not in the Agreement. It is intended that this Section 6.3(d) qualify and be construed as a "qualified income offset" within the meaning of Regulations 1.704-l(b)(2)(ii)(d), which shall be controlling in the event of a conflict between such Regulations and this Section 6.3(d).

(e) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Taxable Year of the Company in excess of the sum of (1) the amount (if any) such Member is obligated to restore to the Company pursuant to this Agreement, and (2) the amount such Member is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of the Company's income and gain in the amount of such excess as quickly as possible, provided, that an allocation pursuant to this Section 6.3(e) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided in this Article VI have been tentatively made as if this Section 6.3(e) and Section 6.3(d) were not in the Agreement.

(f) Limitation on Allocation of Net Loss. To the extent any allocation of Net Loss would cause or increase an Adjusted Capital Account Deficit as to any Member, such allocation of Net Loss shall be reallocated among the other Members in accordance with their respective Sharing Percentages, subject to the limitations of this Section 6.3(f).

(g) Ameliorative Allocation. The allocations set forth in Section 6.3(a) through (f) (the "Regulatory Allocations") are intended to comply with certain regulatory requirements, including the requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding the provisions of Section 6.1 and Section 6.2, the Regulatory Allocations shall be taken into account in allocating subsequent items of income, gain, loss and deduction among the Members pursuant to Section 6.1 and Section 6.2 so that, to the extent possible, the net amount of such allocations and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred, provided, that any item that is likely to "reverse" pursuant to another provision of Section 6.3 shall be disregarded for purposes of this Section 6.3(g).

Section 6.4. Tax Allocations. Except as otherwise provided in this Section 6.4, for income tax purposes each item of income, gain, loss and deduction (collectively, "Tax Items") shall be allocated among the Members in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.2 and Section 6.3; provided,

that in the case of any Company asset the Gross Asset Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, Tax Items with respect to such asset shall be allocated solely for income tax purposes in accordance with the principles of Sections 704(b) and (c) of the Code (in any permitted manner determined by the Board) so as to take account of the difference between Gross Asset Value and adjusted basis of such asset. The method for allocating items of income, gain, loss and deduction with respect to any Section 704(c) property shall be any method approved under Section 704(c) as chosen by the Board taking into account the tax impact of such method on each of the Members.

Section 6.5. Excess Nonrecourse Liabilities. For purposes of determining a Member's proportional share of the Company's "excess nonrecourse liabilities" within the meaning of Regulations Section 1.752-3(a)(3), each Member's interest in Net Income shall be such Member's Sharing Percentage.

# ARTICLE VII

## BOARD OF DIRECTORS; ACTIONS BY MEMBERS; OFFICERS; CONSENT RIGHTS

Section 7.1. Board of Directors.

(a) Generally. The business and affairs of the Company shall be managed and controlled by a board of managers (the "Board," and each member of the Board, a "Director"). The members of the Board shall be "managers" within the meaning of Section 17151(b) of the Act. Subject to Section 7.4(a), the Board shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein, including to exercise all powers of the Company set forth in Section 3.1. In exercising their rights and performing their duties under this Agreement, the Directors shall have fiduciary duties owing to the Company and its Members equivalent to that of a director of a business corporation organized under the General Corporation Law of the State of California.

(b) Initial Composition of the Board.

(i) Subject to the remaining provisions of this Section 7.1(b)(i) and Section 7.1(g), the Board shall initially consist of 1 Director. The Board shall consist of:

(A) one (1) Director designated by the holders of a majority of the Series A Preferred Units, Series A-2 Preferred Units and Common Units, voting their Units together as a class on an As Converted basis, which Director shall initially be James C. Woods;

(c) Term of Office. Subject to Section 7.1(g), each Director shall hold office until the earlier of (x) the designation of the Director's successor by the Member(s) entitled to designate the such Director or (y) the Director's death, resignation or removal by the Member(s) entitled to designate the such Director. Any vacancy caused by any such death, resignation or

removal shall be filled by the Member(s) entitled to designate such Director pursuant to this Section 7.1. There is no limit to the number of terms a Director may serve.

(d) No Agency. Notwithstanding anything to the contrary in this Agreement, no Director, acting solely in its capacity as such, shall have the right, power or authority to act as an agent of the Company, to bind the Company or to execute any documents to be signed by the Company unless (i) expressly authorized in writing by the Requisite Holders or (ii) acting pursuant to authority expressly granted to such Director by the Board (subject to any approval rights of Members pursuant to Section 7.4(a)).

(e) Subsidiary Boards. The board of managers (or equivalent governing body) of any of the Company's Subsidiaries shall not take any action that could not be taken by the Company without first obtaining the requisite approval of the Board or Requisite Holders, as applicable.

(f) Designation of Authority. The Board shall not designate any authority to any committee or subset of the Board (except as contemplated by Section 7.2) without the written consent of the Requisite Holders.

(g) Initial Public Offering. Upon completion of an IPO, the provisions of this Section 7.1 shall terminate.

Section 7.2. Meetings of the Board.

(a) Meetings. Regular meetings of the Board or any committee thereof shall be held at least once every calendar quarter (unless otherwise agreed to by the Requisite Holders) on at least ten days' notice to each Director, either personally, by telephone, by mail, by telecopier, by electronic mail or by any other means of communication reasonably calculated to give notice, at such times and at such places as shall from time to time be determined by the Board or the committee, or the Chairman thereof (if any), as applicable. The notice of each meeting of the Board shall state the purposes of the meeting. All meetings of the Board shall be held in the United States, within or outside the State of California, and during normal business hours.

(b) Required Vote. At all duly called meetings of the Board or any committee thereof, a majority of the total number of Directors or committee members shall constitute a quorum for the transaction of business of the Board or committee at such meeting. If a quorum shall not be present at any meeting of the Board or committee thereof, the Directors present thereat may adjourn the meeting without notice other than announcement at such meeting, until a quorum shall be present; provided, that notice of any reconvened meeting shall be given pursuant to Section 7.2(a). Except as otherwise provided in this Agreement, a simple majority (*i.e.*, more than 50%) of the Directors present at a meeting of the Board or committee thereof at which a quorum shall exist shall be the act of the Board or committee, as applicable.

(c) Written Consent. Any action required or permitted to be taken at any meeting of the Board or committee thereof may be taken without a meeting and without a vote, if consent or consents in writing, setting forth the action so taken, shall be signed by all of the

Directors or members of the applicable committee. Such action shall be included in the minutes of the Board or committee meetings, as applicable.

(d) Telephonic or Video Communications. Members of the Board may participate in a meeting of the Board or committee thereof by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 7.3. Voting and Other Rights of the Members. Except as otherwise expressly provided in this Agreement (including Section 7.4) or as may be required under a nonwaivable provision of the Act, the Members shall have no voting rights or rights of approval, veto or consent or similar rights over any actions of the Company. In the event the Members have any voting, approval, veto or consent right pursuant to a provision of this Agreement or a nonwaivable provision of the Act, then such vote, approval, veto or consent shall require such level of approval or action of the Members as is set forth herein, or if not otherwise set forth herein, then such vote, approval, veto or consent shall require the approval or action of a Majority in Interest of the Members. Any vote, approval, veto or consent to be taken by the Members shall be evidenced by a writing setting forth such action signed by the Members required to approve or effect the same.

Section 7.4. Consent Rights.

(a) Consent Rights to Certain Actions. Notwithstanding anything in this Agreement to the contrary, without the written consent of the Requisite Holders, the Company shall not, and it shall not permit any Subsidiary to, directly or indirectly, by amendment, merger, recapitalization, sale, consolidation or otherwise:

(i) amends, repeals or waives any provision of this Agreement in a manner that adversely changes the rights, preferences or privileges of the Preferred Units;

(ii) create, designate, authorize, issue, sell or reclassify any Units or Securities (including warrants, Options, and other rights to acquire such Units or Securities and any stock appreciation rights, phantom stock plans or similar rights or plans), to the extent such creation, designation, issuance, sale or reclassification would have the effect of placing such new Units or Securities senior to the Series A Preferred Units or Series A-2 Preferred Units with respect to distributions, redemption and/or rights upon Liquidation;

(iii) effect any Liquidity Event;

(iv) declare of pay any distribution, directly or indirectly, on account of any units now or hereafter outstanding; and

(v) agree or commit to take any action set forth in (i) through (iv) above.

(b) Termination of Rights. Except as otherwise expressly indicated above, the provisions of this Section 7.4 shall terminate upon the completion of a Qualified IPO.

Section 7.5. Officers.

(a) Designation and Appointment. Subject to Section 7.4(a), the Board may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Board), including employees, agents and other Persons (any of whom may be a Member or Director) who may be designated as officers of the Company, with titles including "chief executive officer," "chairman," "president," "vice president," "treasurer," "secretary," "director" and "chief financial officer," as and to the extent authorized by the Board. Any number of offices may be held by the same Person. In its discretion, the Board may choose not to fill any office for any period as it may deem advisable. Officers need not be residents of the State of California or Members. Any officers of the Company so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them. The Board may assign titles to particular officers of the Company. Each officer of the Company shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. The officers and other key employees of the Company will be compensated in accordance with their respective employment agreements (and related agreements with respect to Options), if any, with the Company or any Subsidiary, or otherwise as determined by the Board, subject to Section 7.4(a).

(b) Resignation and Removal. Any officer of the Company may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Company. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Except as expressly provided herein, including in Section 7.4(a), any officer of the Company may be removed as such, either with or without cause, at any time by the Board. Designation as an officer of the Company shall not of itself create any contractual or employment rights.

(c) Duties of Officers Generally. The day-to-day management of the Company shall be vested in the officers of the Company under the supervision of the Board. The officers of the Company, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of California.

(d) Chairman. The Board may appoint a Chairman of the Board (the "Chairman"). If such an officer be appointed, the Chairman shall, if present, preside at all meetings of the Board and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Board. James Woods is hereby initially appointed to serve as Chairman.

(e) Chief Executive Officer. The Company shall have a chief executive officer (the "Chief Executive Officer"). The Chief Executive Officer will report to the Board and have the general powers and duties of management usually vested in the office of chief

executive officer of a corporation organized under the General Corporation Law of the State of California, subject to the terms of this Agreement, and will have such other powers and duties as may be prescribed by the Board or this Agreement. James Woods is hereby initially appointed to serve as Chief Executive Officer.

Section 7.6. Warranted Reliance. In exercising their authority and performing their duties under this Agreement, the Directors and the officers of the Company shall be entitled to rely on information, opinions, reports, or statements of the following Persons or groups unless they have actual knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(a) one or more employees or other agents of the Company or in subordinates whom the Board or officers of the Company reasonably believes to be reliable and competent in the matters presented; and

(b) any attorney, public accountant, or other Person as to matters which the Board or officers of the Company reasonably believe to be within such Person's professional or expert competence.

Section 7.7. VCOC Matters. With respect to each Member, the Company hereby agrees that for so long as (i) such Member's Sharing Percentage is at least 5% and (ii) such Member or any of its direct or indirect owners is required to qualify as a venture capital operating company within the meaning of the Plan Asset Regulations (each such Member a "VCOC Member" and any such direct or indirect owner a "VCOC Owner"), the Company shall, subject to the Company's reasonable restriction on the use and disclosure of such information (including requiring that the VCOC Member or the applicable VCOC Owner enter into a confidentiality agreement in form and substance reasonably satisfactory to the Board) and the Company's right to limit such disclosure to comply with applicable securities laws or its fiduciary duties:

(a) provide each such VCOC Member or VCOC Owner, as applicable, or a representative designated by the foregoing, with the information rights and the visitation rights set forth in Section 10.2 of this Agreement; and

(b) make appropriate officers of the Company available periodically during business hours as reasonably requested by such VCOC Member or VCOC Owner, as applicable, but not more frequently than once per calendar quarter, for consultation with such VCOC Member, VCOC Owner or designated representative, as applicable, with respect to matters relating to the business and affairs of the Company.

The Company agrees to consider the recommendations of each VCOC Member, VCOC Owner or designated representative, as applicable, in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained solely and exclusively by the Company. Each VCOC Member, VCOC Owner and designated representative shall keep confidential and not disclose any such recommendations other than to the Company. Each VCOC Member agrees to cause its VCOC Owners and any representative designated by such VCOC Member or its VCOC Owners to comply with the foregoing. Each VCOC Owner shall be an express third party beneficiary of

this Section 7.7 and Section 10.2 and shall be permitted to enforce its rights pursuant to such Sections of this Agreement as if it were a party hereto.

ARTICLE VIII

LIABILITY, EXCULPATION, INDEMNIFICATION AND INSURANCE

Section 8.1. Liability. To the fullest extent permitted by law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for the repayment, satisfaction or discharge of any such debt, obligation or liability of the Company solely by reason of being a Covered Person. All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of debts, obligations or liabilities of the Company.

Section 8.2. Duties and Liabilities of Covered Persons. No Covered Person shall be liable or accountable in damages or otherwise to the Company or to any Member for any loss or liability arising out of any act or omission on behalf of the Company taken or omitted by such Covered Person, so long as such act or omission did not constitute Disabling Conduct.

Section 8.3. Exculpation.

(a) To the fullest extent permitted by law, and except as otherwise expressly provided herein, no Covered Person shall be liable to the Company or any Member for any Claims and Expenses (as defined below) arising out of any act or omission of such Covered Person on behalf of the Company to the extent that such act or omission did not constitute Disabling Conduct.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of assets, liabilities, profits or losses or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

Section 8.4. Indemnification. To the fullest extent permitted by applicable law, the Company shall, and shall cause its Subsidiaries to, indemnify and hold harmless each of the Covered Persons from and against any and all liabilities, obligations, losses, damages, fines, taxes and interest and penalties thereon (other than taxes based on fees or other compensation received by such Covered Person from the Company), claims, demands, actions, suits, proceedings (whether civil, criminal, administrative, investigative or otherwise), costs, expenses and disbursements (including reasonable and documented legal and accounting fees and expenses, costs of investigation and sums paid in settlement) of any kind or nature whatsoever (collectively, "Claims and Expenses") which may be imposed on, incurred by or asserted against such Covered Person at any time in connection with, or in any way related to or arising out of, (a) the business or affairs of the Company or its Subsidiaries or the activities of such Covered

Person on behalf of the Company or (b) in the case of each Covered Person that is not a Director or officer of the Company, this Agreement (other than Claims and Expenses to the extent arising out of the breach of this Agreement by such Covered Person) or such Covered Person's control of, or ability to influence, the Company or any of its Subsidiaries or the management or administration of the Company or any of its Subsidiaries; provided, that a Covered Person shall not be entitled to indemnification hereunder against Claims and Expenses that are finally determined by a court of competent jurisdiction to have resulted from such Covered Person's Disabling Conduct (not subject to appeal); provided, further, that indemnification hereunder shall be recoverable only from the assets of the Company and its Subsidiaries and not from assets of the Members.

Section 8.5. Advancement of Expenses. To the fullest extent permitted by applicable law, the Company shall, and shall cause its Subsidiaries to, pay the expenses (including reasonable legal fees and expenses and costs of investigation) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding contemplated in Section 8.4 (other than a claim, demand, action, suit or proceeding brought by the Company against a Member for such Member's material breach or violation of this Agreement) as such expenses are incurred by such Covered Person and in advance of the final disposition of such matter; provided, that such Covered Person undertakes to repay such expenses if it is determined by agreement between such Covered Person and the Company or, in the absence of such an agreement, by a final judgment of a court of competent jurisdiction that such Covered Person is not entitled to be indemnified pursuant to Section 8.4.

Section 8.6. Notice of Proceedings. Promptly after receipt by a Covered Person of notice of the commencement of any proceeding against such Covered Person, such Covered Person shall, if a claim for indemnification in respect thereof is to be made against the Company, give written notice to the Company of the commencement of such proceeding; provided, that the failure of a Covered Person to give notice as provided herein shall not relieve the Company of its obligations under Sections 8.4 and 8.5, except to the extent that the Company is prejudiced by such failure to give notice. In case any such proceeding is brought against a Covered Person (other than a proceeding by or in the right of the Company), after the Company has acknowledged in writing its obligation to indemnify and hold harmless the Covered Person, the Company will be entitled to assume the defense of such proceeding; provided, that the Covered Person shall be entitled to participate in such proceeding and to retain its own counsel at its own expense; and provided, further, that if a Covered Person elects to control the defense of a specific claim with respect to such Covered Person, such Covered Person shall not consent to the entry of a judgment or enter into a settlement that would require the Company to pay any amounts under Section 8.4 without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed. After notice from the Company to such Covered Person acknowledging the Company's obligation to indemnify and hold harmless the Covered Person and electing to assume the defense of such proceeding, the Company will not be liable for expenses subsequently incurred by such Covered Person in connection with the defense thereof. Without the consent of such Covered Person, the Company will not consent to the entry of any judgment or enter into any settlement that (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Covered Person of a release from all liability arising out of the proceeding and claims asserted therein or, (ii) requires or involves any admission on the part of the Covered Person and (iii) requires the Covered Person to take any

action or to forego taking any action. Any decision that is required to be made by the Company pursuant to Sections 8.4 and 8.5 or this Section 8.6 shall be made on behalf of the Company by the affirmative vote of a majority of the Directors who are not Covered Persons; provided, that if all such Directors are less than a quorum, they shall be deemed to constitute a quorum.

Section 8.7. Insurance; Director Indemnification Agreements. The Company may, or may cause an Affiliate to, purchase and maintain directors and officers insurance, to the extent and in such amounts as the Board deems reasonable, and shall use reasonable efforts to maintain in effect directors and officers insurance at all times. In addition, the Company shall enter into director indemnification agreements (in form and substance reasonably acceptable to the Board) with each Director.

Section 8.8. Non-Exclusivity; Primacy of Indemnification.

(a) The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which a Covered Person may at any time be entitled under applicable law, any agreement, upon the approval of the Members or otherwise. To the extent that a change in the law, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under this Agreement, it is the intent of the parties hereto that the Covered Persons shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.

(b) Except as provided in Section 8.8(d) below, in the event of any payment by the Company under this Article VIII, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Covered Person (other than against the Fund Indemnitors), who shall execute all papers required and take all action necessary to secure such rights for the Company, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(c) Except as provided in Section 8.8(d) below, the Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that a Covered Person has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

(d) The Company hereby acknowledges that the Covered Person may have certain rights to indemnification, advancement of expenses and/or insurance provided by, or maintained by, the Members, the Member Shareholders and/or their respective Affiliates (collectively, the "Fund Indemnitors"). The Company hereby agrees (i) that it is the indemnitor of first resort with respect to matters which are the subject of indemnification or advancement of expenses under this Article VIII (*i.e.*, its obligations to the Covered Persons are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by the Covered Persons and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in

settlement to the extent legally permitted and as required by this Agreement (or any agreement between the Company and the Covered Person), without regard to any rights the Covered Person may have against the Fund Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of the Covered Person with respect to any claim for which the Covered Person has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of a Covered Person against the Company.

Section 8.9. Third Party Beneficiary Rights. The obligations of the Company set forth in this Article VIII are expressly intended to create third party beneficiary rights of each of the Covered Persons and shall survive any termination of this Agreement. In addition, the VCOC Owners are expressly intended as third party beneficiaries of Section 7.7 and Section 10.2, and the Fund Indemnitors are expressly intended as third party beneficiaries of Section 8.8(d).

## ARTICLE IX

## TRANSFERABILITY OF UNITS

Section 9.1. Restrictions on Transfer.

(a) Restrictions on Transfer Applicable to Members. Prior to the consummation of a Qualified IPO, each Member shall not, and shall not permit any of its respective direct and indirect equity holders to, Transfer all or any portion of its Units or Indirect Interests without the prior written approval of Requisite Holders and otherwise in compliance with the provisions of this Article IX, provided that Requisite Holder approval shall not be required for any transfer by an Employee Member to a Permitted Transferee which is otherwise made in compliance with the provisions of this Article IX. After the consummation of a Qualified IPO, such Persons may Transfer Units and Indirect Interests subject only to the provisions of Section 9.3. In all cases, each Employee Member will, in addition to the restrictions set forth herein, be subject to those restrictions imposed by such Employee Member's agreement with the Company (if any) or otherwise imposed by the Company in connection with the issuance of Units or Options to such Employee Member.

Section 9.2. Drag-Along Rights.

(a) Notwithstanding anything contained in this Article IX to the contrary, if the holders of a majority of the Series A Preferred Units, Series A-2 Preferred Units and Common Units approves a merger, sale, reorganization, recapitalization or other transaction or series of related transactions that will result in a Change of Control (subject to any approval rights of any Members pursuant to Section 7.4(a)), including any such transaction or series of related transactions that would be effected in part through a transfer or other disposition of Indirect Interests (collectively, a "Sale Proposal"), then the Company shall deliver a written notice (a "Required Sale Notice") with respect to such Sale Proposal promptly (and in any event, within five (5) Business Days) upon entry into a definitive agreement with respect to such

Change of Control) to all of the Members. All Units and Indirect Interests to be sold pursuant to this Section 9.2 shall be included in determining whether or not a proposed transaction constitutes a Change of Control.

(b) The Required Sale Notice will include the material terms and conditions of the Sale Proposal, including (i) the number of Units (on an As Converted basis) proposed to be so Transferred (whether proposed to be Transferred directly or indirectly through the Transfer of Indirect Interests) (the "Drag Units"), (ii) the name of the proposed transferee, (iii) the proposed amount and form of consideration and if such consideration consists in part or in whole of property other than cash, the Company will provide (A) the ratio between the cash portion and non-cash portion of such consideration and (B) such other information, to the extent reasonably available to the Company, relating to such non-cash consideration as any Member may reasonably request in order to evaluate such non-cash consideration; provided, however, that the provision of such information (or lack thereof) shall not relieve any Member of its obligation to sell Units under this Section 9.4) and (iv) the estimated closing date of such Change of Control transaction, if known. The Company will deliver or cause to be delivered to each Member copies of all transaction documents relating to the Sale Proposal promptly as the same become available. The Company will deliver or cause to be delivered to each Member a written notice setting forth an updated anticipated closing date of such Change of Control at least ten (10) Business Days prior to the anticipated closing date of such Change of Control.

(c) Each Member, upon receipt of a Required Sale Notice, shall be obligated to (A) sell a number of its Units equal to the product of (i) the number of Units (on an As Converted basis) owned by such Member, multiplied by (ii) a fraction in which the numerator is the number of Drag Units, and the denominator is the aggregate number of issued and outstanding Units (on an As Converted basis), (B) participate in the Change of Control contemplated by the Sale Proposal, (C) vote their Units in favor of such Change of Control at any meeting of Members called to vote on or approve such Change of Control, (D) consent in writing to such Change of Control, (E) waive all dissenters' or appraisal rights (if any) in connection with such Change of Control, (F) enter into the same agreements (in terms of both form and substance) relating to such Change of Control that all other participating Members are required to enter into in connection therewith (subject to reasonable adjustments as between sales of Units and Indirect Interests), (G) agree (as to itself) to make to the proposed purchaser the same representations, warranties, covenants, indemnities and agreements as the Company may request in connection with such Change of Control, and (H) take or cause to be taken all other actions as may be reasonably necessary to consummate such Change of Control (including, converting any Preferred Units into Common Units immediately prior to the consummation of such Change of Control (if so requested by the Board conditioned on the consummation of such Change of Control)); provided, that (y) unless otherwise agreed by the applicable Member, a Member shall not be required to make representations and warranties or provide indemnities as to any other Member (other than Permitted Transferees of such Member) and (z) any liability relating to representations and warranties (and related indemnities) and other indemnification obligations regarding the business of the Company in connection with such Change of Control shall be shared severally, and not jointly and severally, by all Members pro rata (based upon the number of Drag Units to be sold by each) and in any event shall not exceed the proceeds received by such Member in such Change of Control (it being understood that the retirement of Company indebtedness shall be deemed proceeds received by the Members).

(d) The obligations of the Members pursuant to this Section 9.2 are subject to the satisfaction of the following conditions:

(i) each of the Members shall receive the option to receive (or cause the holders of Indirect Interests in such Member to receive the option to receive) the same form of consideration (and to the extent such consideration includes both cash and non-cash consideration, the same ratio between the cash portion and non-cash portion of such consideration ) and a proportion of the aggregate consideration from such Change of Control as provided in Section 6.1(b) (it being agreed that if the consideration received in such transaction is other than cash or Freely Marketable Securities ("Non-Freely Marketable Securities"), then the Company shall use reasonable best efforts to provide in the definitive documentation relating thereto for a pro rata tag-along right for the Members or holders of Indirect Interests that receive such Non-Freely Marketable Securities (subject to customary exceptions)); and

(ii) any expenses incurred for the benefit of the Company or all Members, and any indemnities, holdbacks, escrows and similar items relating to such Change of Control (other than those that relate to representations or indemnities concerning a Member's (or its Permitted Transferee's) or its Indirect Interest holders' valid ownership of its or his Units or Indirect Interests free and clear of all liens, encumbrances and other restrictions or a Member's (or its Permitted Transferee's) or its Indirect Interest holders' authority, power and legal right to enter into and consummate a purchase or merger agreement or ancillary documentation) shall be paid, withheld or established by the Members on a pro rata basis (as if such indemnities, holdbacks, escrows and similar items reduced the aggregate proceeds available for distribution or payment to the Members in such Change of Control pursuant to Section 6.1(b) of this Agreement).

(e) The Board shall, in its sole discretion, decide whether or not to pursue, consummate, postpone or abandon any Change of Control contemplated by the Sale Proposal and the terms and conditions thereof. None of the Board, the Company or any Member or any Affiliate of any Member shall have any liability to any other Member or to the Company arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any Change of Control contemplated by the Sale Proposal except to the extent the Company shall have failed to comply with the provisions of this Section 9.2.

(f) If the Company or the holders of the Company's Securities or any Member Shareholders enter into any negotiation or transaction for which Rule 506 (or any similar rule then in effect) promulgated by the Securities and Exchange Commission may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), any Member who is a natural person will, and each Member will cause any of its Member Shareholders that is a natural person to, at the request of the Company, appoint a purchaser representative (as such term is defined in Rule 501 promulgated by the Securities and Exchange Commission) acceptable to the Company. If any Member or Member Shareholder who is a natural person appoints a purchaser representative designated by the Company, the Company will pay the reasonable fees of such purchaser representative, but if any Member or Member Shareholder who is a natural person declines to appoint the purchaser representative

designated by the Company, such holder will appoint another purchaser representative, and such holder will be responsible for all of the fees of the purchaser representative so appointed.

(g) If both Preferred Units and Common Units are sold in a transaction described in this Section 9.2 (or deemed sold by virtue of the sale of corresponding Indirect Interests), then notwithstanding any contrary provision of this Section 9.2, unless otherwise agreed by Requisite Holders, the proceeds of such transaction shall be paid to the Members (or Member Shareholders, as applicable) in proportion to the respective Implied Equity Values of their Units sold (or deemed sold by virtue of the sale of corresponding Indirect Interests) in the transaction.

(h) The provisions of this Section 9.2 shall terminate upon completion of a Qualified IPO.

Section 9.3. Other Transfer Restrictions.

(a) In addition to any other restrictions on Transfer herein contained, other than in connection with an IPO, in no event may any of the Members make, or permit their respective direct and indirect equity holders to make, any Transfer of any Units or Interests or Indirect Interests:

(i) to any Person who lacks the legal right, power or capacity to own an Interest or Units or an Indirect Interest;

(ii) if such Transfer would cause the assets of the Company to become "plan assets" within the meaning of the Plan Asset Regulations or to otherwise become regulated under ERISA;

(iii) for as long as the Company is a partnership for U.S. federal income tax purposes, if such Transfer would, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to the Plan Asset Regulations or ERISA;

(iv) (A) in violation of any applicable federal or state securities laws or (B) if such Transfer requires the registration of any Units or Indirect Interests pursuant to any applicable federal or state securities laws;

(v) for so long as the Company is a partnership for federal income tax purposes, unless such Transfer will not result in the Company being treated as a "publicly traded partnership," as such term is defined in Sections 469(k)(2) or 7704(b) of the Code and the Regulations promulgated thereunder in the advice of legal counsel or qualified tax advisor to the Company;

(vi) unless the transferee makes the representations and warranties set forth in Section 13.1;

(vii) if such Transfer subjects the Company to be regulated under the Investment Company Act or the Investment Advisors Act of 1940, as amended; or

(viii) if in the opinion of legal counsel or a qualified tax advisor to the Company, such Transfer would require the prior consent of any federal or state regulatory agency and such prior consent has not been obtained.

(b) No Transfer may be made or recorded in the books and records of the Company unless (i) the transferee shall deliver to the Company notice of such Transfer, including a fully executed copy of all documentation and agreements relating to the Transfer and any agreements or other documents required by this Section 9.3, including the written agreement of the transferee to be bound by the terms of this Agreement and to assume all obligations of the Transferring Member under this Agreement in respect of the Units that are the subject of the Transfer, (ii) in the case of a Transfer of Units to any Person that serves as a holding company for one or more Member Shareholders, the written agreement of each Member Shareholder of such Person to be bound by the terms of the Side Letter and (iii) in the case of a Transfer of Indirect Interests, the written agreement of the transferee to be bound by the terms of the Side Letter.

(c) No Member may withdraw from this Agreement except as a result of a permitted Transfer of all of such Member's Units in accordance with this Article IX. Following withdrawal, a Member shall have no rights or obligations under this Agreement (other than Sections 8.4 and 14.3).

(d) Any Member who shall Transfer all of such Member's Units in a Transfer permitted pursuant to this Article IX shall cease to be a Member.

(e) If any Units are Transferred or redeemed during any quarterly segment of the Company's Fiscal Year in compliance with the provisions of this Article IX, on any day other than the first day of a Fiscal Year of the Company, then Net Income, Net Losses, each item thereof and all other items attributable to such interest for such Company Fiscal Year shall be divided and allocated between the transferor Member and the transferee Member using any method permitted under Section 706 of the Code or determined by the Board. All distributions with respect to which the record date is on or before the date of such Transfer or redemption shall be made to the transferor Member, and all distributions with respect to which the record date is after the date of such Transfer, in the case of a Transfer other than a redemption, shall be made to the transferee Member.

(f) Any purported Transfer in violation of this Agreement shall be null and void, and the Company shall not in any way give effect to any such impermissible Transfer. In the event any Member Shareholder or other direct or indirect owner of any Member makes a Transfer of Indirect Interests in violation of this Agreement, the corresponding Member will be in material breach of this Agreement. The Members acknowledge and agree that the Transfer restrictions set forth in this Agreement are intended to apply to any Transfers of Interests whether such Transfers are effected directly by any such Member or through the Transfer of interests in any entity directly or indirectly holding such membership interests. Each Member agrees to be bound by the spirit of these provisions, and to cause its Member Shareholders (and, where applicable, their direct or indirect owners) to be bound by the spirit of these provisions, and no Member shall take any action to subvert the intent of these provisions.

Section 9.4. Unrestricted Transfers. Notwithstanding anything to the contrary in this Agreement (including any provision of this Article IX or the definition of "Transfer" herein), the Members acknowledge and agree that certain of the Members or their direct or indirect owners are private investment funds and that nothing in this Agreement is intended to restrict (i) transfers of interests in any private investment fund among investors therein, or (ii) ownership changes of any private investment fund's sponsor firm, all of which shall be unrestricted and none of which shall require any compliance with any provision of Article IX. Further to the foregoing, for all purposes of this Agreement the terms "Indirect Interest" and "Member Shareholder" will be construed consistent with such intent. The Members further acknowledge and agree that transfers among a sponsor firm's private investment funds or other similar vehicles shall be permitted subject only to Section 9.3.

ARTICLE X

RECORDS AND REPORTS; FISCAL AFFAIRS; INFORMATION RIGHTS; CERTAIN COVENANTS

Section 10.1. Records and Accounting.

(a) Appropriate records and books of account of the business of the Company, including a list of the names, addresses, Units and Capital Contributions of all Members, shall be maintained at the Company's principal place of business.

(b) The Company shall, and shall cause each of its Subsidiaries to, maintain and have correct books and records in accordance with GAAP. The accrual basis of accounting shall be followed by the Company for federal income tax purposes.

(c) the Company for federal income tax purposes.

(d) Company for federal income tax purposes.

Section 10.2. Information Rights; Visitation Rights.

(a) Reports. The Company shall deliver to each Member (other than an Employee Member) that owns at least 5% of the outstanding Units (on an As Converted basis):

(i) within 30 days after the end of each month, the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of such month and the related consolidated statements of income, cash flows and changes in stockholders' or members' equity for such month and the portion of the Fiscal Year then ended of the Company and its consolidated Subsidiaries, setting forth in each case the figures for the corresponding periods of the previous Fiscal Year, or, in the case of such balance sheet, for the last day of such month, in comparative form, all in reasonable detail;

(ii) as soon as available, and in any event within 45 days after the end of each fiscal quarter of the Company for the first three fiscal quarters of a Fiscal Year, the unaudited consolidated balance sheet of the Company and its consolidated

Subsidiaries as at the end of such fiscal quarter and the related consolidated statements of income, cash flows and changes in stockholders' or members' equity for such fiscal quarter and the portion of the Fiscal Year then ended of the Company and its consolidated Subsidiaries, setting forth in each case the figures for the corresponding periods of the previous Fiscal Year, or, in the case of such balance sheet, for the last day of such fiscal quarter, in comparative form, all in reasonable detail;

(iii) as soon as available, but in any event no later than 90 days after the end of each Fiscal Year of the Company, (A) a copy of the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of each such Fiscal Year and the audited consolidated statements of income, cash flows and changes in stockholders' or members' equity for such year of the Company and its consolidated Subsidiaries, setting forth in each case in comparative form the figures for the next preceding Fiscal Year, all in reasonable detail, (B) a copy of the report, opinion or certification of the Company's independent accountant with respect to the Company's financial statements for such Fiscal Year and (C) statements showing the Capital Account balance and the amounts of all allocations and distributions affecting the Capital Account balance of each Member for such Fiscal Year (together with an opinion from the Company's independent accountant with respect to such statement);

(iv) as soon as reasonably practicable after the discovery by any Senior Officer of any material adverse event or material litigation then existing, a written statement summarizing such event or litigation in reasonable detail; and

(v) with reasonable promptness after the transmission or occurrence (but in any event, within ten (10) days), other reports, including communications with holders of Units generally or the financial community, and any reports filed by the Company with the SEC or any stock exchange (if and when applicable).

(b) Additional Information Rights. The Company shall make available to each Member (other than an Employee Member) that owns at least 5% of the outstanding Units (on an As Converted basis), upon request by such Member, with reasonable promptness, such other information and data with respect to the Company or any of its consolidated Subsidiaries as from time to time may be reasonably requested by such Member.

(c) Visitation Rights.

(i) The Company shall (and shall cause its Subsidiaries to) permit any Member (or any agent or representative of such Member) (other than an Employee Member) that owns at least 5% of the outstanding Units (on an As Converted basis), at any time and from time to time during normal business hours and with reasonable prior notice, to (A) examine and make copies of and abstracts from the records, books of account and material contracts of the Company and its Subsidiaries, (B) visit the properties of the Company and its Subsidiaries and (C) discuss the affairs, finances and accounts of the Company and its Subsidiaries with any of the Directors, officers or employees of the Company and the independent accountants of the Company.

(ii) Notwithstanding anything else to the contrary contained in this Agreement or under applicable law, no Member shall pursuant to Section 10.2(d)(i) have the right to review, inspect, copy or otherwise have access to any underlying business data concerning any customer, client or supplier of the Company or any similar information regarding such customer, client or supplier if such customer, client or supplier, as applicable, requires the Company or its Subsidiaries to hold confidentially such information; provided, however, that any Director designated by such Member at meetings of the Board shall have the right to review, inspect, copy or otherwise have access to any such contract, or any information regarding the business terms of any such contract so long as such Director agrees to be bound by the same confidentiality provisions that apply to the Company and its Subsidiaries with respect to such customer, client or supplier, as the case may be.

(d) Termination of Rights. The provisions of this Section 10.2 shall terminate upon the completion of an IPO.

Section 10.3. Certain Covenants.

(a) For so long as any Common Units or Preferred Units remain outstanding, unless the Company's compliance with the provisions of this Section 10.3 is waived in writing by the Requisite Holders, the Company shall, and in the case of clauses (i), (iii), (iv) and (v) below shall cause each of its Subsidiaries to:

(i) use its reasonable best efforts to comply in all material respects with applicable laws;

(ii) make quarterly Tax Distributions as contemplated in Section 6.1(c);

(iii) promptly pay all Taxes when due and payable (provided, that such payment and discharge shall not be required with respect to any such Tax so long as (x) the validity or amount thereof shall be contested in good faith by appropriate proceedings timely instituted and diligently conducted and (y) the failure to pay would not reasonably be expected to result in a material adverse effect on the Company and its Subsidiaries, taken as a whole);

(iv) use its reasonable best efforts to preserve, renew and keep in full force and effect its (A) limited liability company (or other equivalent organizational) existence and (B) all material licenses, authorizations and permits of any applicable governmental authority necessary to conduct its business including any necessary qualification or licensing in any foreign jurisdiction, except, in the case of this clause (B), as would not reasonably be expected to result in a material adverse effect on the Company and its Subsidiaries, taken as a whole;

(v) enter into and maintain customary non-disclosure, non-solicitation and non-compete agreements with the Senior Officers who are hired by the Company after the Fourteenth Closing Date; and

(vi) maintain proper books of record and accounts which present fairly in all material respects its financial condition and results of operations and make provisions on its financial statements for all such proper reserves as in each case are required in accordance with GAAP.

## ARTICLE XI

## TAX MATTERS[1]

Section 11.1. Preparation of Tax Returns. The Board shall arrange for the preparation and timely filing of all returns of the Company's income, gains, deductions, losses and other items required of the Company for federal, state and local income tax purposes. The Board shall deliver or cause to be delivered drafts of all such material returns to the Board for its review and approval at least 15 days prior to the filing thereof. The Company shall deliver or cause to be delivered, by March 1 of each year, to each Person who was a Member at any time during the previous year, all information reasonably necessary for the preparation of such Person's United States federal income tax returns and any state, local and foreign income tax returns which such Person is required to file as a result of the Company being engaged in a trade or business within such state, local or foreign jurisdiction, including a statement showing such Person's share of income, gains, losses, deductions and credits for such year for United States federal income tax purposes (and, if applicable, state, local or foreign income tax purposes).

Section 11.2. Withholding. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes or other amounts that the Company determines that the Company is required to withhold or pay to any governmental entity with respect to such Member or any amount distributable or allocable to such Member pursuant to this Agreement, including any taxes required by law to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445 or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made unless (i) the Company withholds such payment from a distribution which would otherwise be made to the Member or (ii) the Board determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Company which would, but for such payment, be distributed to such Member. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Member. Any amounts payable by a Member hereunder shall bear interest at the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal, plus two (2) percentage points (but not higher than the maximum lawful rate) from the date such amount is due (*i.e.*, 15 days after demand) until such amount is paid in full. A Member's obligation to make repayments to the Company under this Section 11.2 shall survive the Liquidation and termination of the Company, and for purposes of this Section 11.2, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may

[1] **NTD**: Subject to review.

have against each Member under this Section 11.2, including instituting a lawsuit to collect such repayment.

Section 11.3. Classification. Unless otherwise determined by the Board and approved by Requisite Holders, the Company will file information returns and any other applicable tax returns in a manner consistent with treatment of the Company as a partnership for United States federal income tax purposes and will not elect to be treated as an association taxable as a corporation for United States federal income tax purposes.

Section 11.4. Partnership Status. Notwithstanding anything contained in this Agreement to the contrary, the Company will undertake all necessary steps to preserve the limited liability of all Members and, except as otherwise determined by the Board and approved by Requisite Holders, the Company's status as a partnership for U.S. federal tax purposes; provided, that the Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Covered Person shall be a partner or joint venturer of any other Covered Person, for any purposes other than federal and, if applicable, state or local income tax purposes, and this Agreement shall not be construed to the contrary.

Section 11.5. ASC 740-10 Reporting. The Company shall report to the Members all uncertain tax positions, within the meaning of Accounting Standards Codification 740-10 ("ASC 740-10"), taken by the Company, and shall provide the Members with all information that any Member may require in order to timely comply with the financial reporting requirements of ASC 740-10.

## ARTICLE XII

## DISSOLUTION, LIQUIDATION AND TERMINATION

Section 12.1. Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) an election by the Board; or

(b) any other event that would cause the dissolution of a limited liability company under the Act, unless the Company is continued to the extent permitted by, and in accordance with, the Act.

Dissolution of the Company shall be effective on the day on which the event giving rise to the dissolution occurs, but the Company will not terminate except in accordance with Section 12.4.

Section 12.2. Death, Legal Incapacity, etc. The death, bankruptcy, dissolution, insanity, incompetency or other legal incapacity, or the retirement, resignation or expulsion from the Company of a Member (by Transfer of Units or otherwise) or the occurrence of any other event that causes a Member to cease to be a member of the Company, shall not cause the dissolution or termination of the Company, and the Company, notwithstanding such event, shall continue without dissolution upon the terms and conditions provided in this Agreement, and each Member, by executing this Agreement or a joinder hereto, agrees to such continuation of the Company without dissolution.

Section 12.3. Liquidation of the Company's Assets Upon Dissolution.

(a) On dissolution, the Company shall be liquidated and wound up in an orderly manner in accordance with the provisions of this Section 12.3. The Board (or its designee(s)) may wind up the affairs of the Company or may appoint one or more liquidating trustees (who may be Members) to wind up the affairs of the Company. The Board (or its designee(s)) is authorized to sell, exchange or otherwise dispose of the assets of the Company, or to distribute the Company's assets in kind, as the Board (or its designee(s)) shall determine. The Board shall use commercially reasonable efforts to complete the Liquidation of the Company within one year after the dissolution of the Company; provided, that such period may be extended for up to two additional one-year periods by the Board. The reasonable out-of-pocket expenses incurred by the Board (or liquidating trustee, as applicable) in connection with winding up the Company (including legal and accounting fees and expenses), all other liabilities or losses of the Company or the Board (or liquidating trustee, as applicable) incurred in accordance with the terms of this Agreement and reasonable compensation for the services of the liquidating trustee shall be borne by the Company. Except as otherwise required by law or for Disabling Conduct, no Director shall be liable to any Member or the Company for any loss attributable to any act or omission taken in good faith in connection with the winding up of the Company and the distribution of the Company's assets. The Board (or its designee(s)) or the liquidating trustee, as applicable, may consult with counsel and accountants with respect to winding up the Company and distributing its assets and shall be justified in acting or omitting to act, in accordance with the advice or opinion of such counsel or accountants; provided, that the Board (or its designee(s)) or the liquidating trustee, as applicable, shall have used reasonable care in selecting such counsel or accountants.

(b) Upon dissolution of the Company, the expenses of Liquidation (including compensation for the services of the liquidating trustee and legal and accounting fees and expenses) and the Company's liabilities and obligations to creditors (including obligations to Members, if any, other than liabilities for distributions) shall first be paid, or reasonable provisions shall be made for payment thereof, from cash on hand or from the Liquidation of the Company properties. The Company also is authorized to hold any funds required to be held in escrow pursuant to the provisions of any agreement for the sale of investments that require such an escrow. If any of the Company's liability is contingent, conditional or unmatured in amount, a reserve equal to the maximum amount to which the Company could reasonably be held liable shall be established. Upon payment or other discharge of such liability, the amount remaining in such reserve not needed, if any, will be distributed in accordance with the following sentence. After payment or provision for payment of all expenses of Liquidation and liabilities and obligations of the Company, the remaining assets of the Company (whether cash or securities) shall be distributed to the Members in accordance with the provisions of Sections 6.1(b) and 6.1(c).

(c) When the Board has complied with the foregoing Liquidation plan, the Board, on behalf of all of the Members, shall execute, acknowledge and cause to be filed a Certificate of Cancellation.

Section 12.4. Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the

Company, shall have been distributed in the manner provided for in this Article XII and the filing of a Certificate of Cancellation.

Section 12.5. Claims of the Members. The Members and former Members shall look solely to the Company's assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for the payment of all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members and former Members shall have no recourse against the Company or any other Member.

ARTICLE XIII

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 13.1. Representations and Warranties of each Member. Each Member hereby represents and warrants to, and agrees with, the Company and the other Members that the following statements are true:

(a) Such Member is fully aware that the offering and sale of Units in the Company have not been and will not be registered under the Securities Act and are being made in reliance upon federal and state exemptions for transactions not involving a public offering. In furtherance thereof, such Member represents and warrants that it is either (i) an "accredited investor" (as defined in Regulation D under the Securities Act) or (ii) an Employee Member.

(b) Such Member's Units in the Company are being acquired for its own account solely for investment and not with a view to resale or distribution thereof.

(c) (i) Such Member's financial condition is such that such Member can afford to bear the economic risk of holding its Units for an indefinite period of time, (ii) such Member can afford to suffer a complete loss of such Member's investment in its Units, (iii) such Member understands and has taken cognizance of all risk factors related to the purchase of its Units and (iv) such Member's knowledge and experience in financial and business matters are such that such Member is capable of evaluating the merits and risks of purchasing its Units.

(d) Such Member has been given the opportunity to (i) ask questions of, and receive answers from, the Company concerning the terms and conditions of the offering of Units and other matters pertaining to an investment in the Company and (ii) obtain any additional information which the Company can acquire without unreasonable effort or expense that is necessary to evaluate the merits and risks of an investment in the Company. In considering its investment in the Company, such Member has not relied upon any representations made by, or other information (whether oral or written) furnished by or on behalf of, the Company or any Director, officer, employee, agent or Affiliate of such Persons, other than as expressly set forth in this Agreement. Such Member has carefully considered and has, to the extent it believes such discussion necessary, discussed with legal, tax, accounting and financial advisers the suitability of an investment in the Company in light of its particular tax and financial situation, and has determined that an investment in the Company is a suitable investment for it.

(e) Either (i) such Member (or if such Member is subject to any look-through rules pursuant to the Securities Act, each beneficial owner of such Member within the meaning of Rule 501 of Regulation D promulgated under the Securities Act) is an "accredited investor" as such term is defined in Rule 501 of Regulation D; or (ii) such Member is an Employee Member.

(f) Such Member, if it is not an individual, is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation and the execution, delivery and performance by it of this Agreement is within its powers, has been duly authorized by all necessary corporate or other action on its behalf, requires no action by or in respect of, or filing with, any governmental body, agency or official, and does not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of its certificate of incorporation or other comparable organizational documents or any agreement, judgment, injunction, order, decree or other instrument to which such Member is a party or by which such Member or any of its properties is bound. This Agreement constitutes a valid and binding agreement of such Member, enforceable against such Member in accordance with its terms.

(g) If such Member is an individual, the execution, delivery and performance by such Member of this Agreement is within such Member's legal right, power and capacity, requires no action by or in respect of, or filing with, any governmental body, agency or official, and does not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument to which such Member is a party or by which such Member or any of his or her properties is bound. This Agreement constitutes a valid and binding agreement of such Member, enforceable against such Member in accordance with its terms.

Section 13.2. Tax Filings. Each of Oakland Brewpub and SF Brewpub covenants and agrees with the Company and the other Members that it will timely file with the appropriate tax authority all tax returns required to be filed and will timely pay all taxes due and owing by such Member.

Section 13.3. Survival. The foregoing representations, warranties, covenants and agreements set forth in this Article XIII shall survive the date of the Member's admission to the Company.

## ARTICLE XIV

## GENERAL PROVISIONS

Section 14.1. Notices.

(a) Except as specifically provided elsewhere in this Agreement, all notices, requests, consents or other communications to the Company or to any Member hereunder shall be in writing and shall be delivered personally, sent by registered or certified mail, postage prepaid, or sent by facsimile, electronic mail or overnight courier:

(i) if to the Company, to:

MATEVEZA USA, LLC
26A Glover Street
San Francisco, CA 94109
Fax: (866) 681-0994
Email: jim@woodsbeer.com

with a copy (which shall not constitute notice or constructive notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attention: Patrick Pohlen, Esq.
Fax: (650) 463-2682
Email: Patrick.Pohlen@lw.com

(ii) if to a Member, at such Member's address, facsimile number or electronic mail address set forth on Schedule A, as such Schedule A may be amended or updated from time to time pursuant to this Agreement; or such other address, facsimile number or electronic mail address as the Company or such Member may hereafter specify by written notice to the others.

(b) Each such notice, request, consent or other communication shall be deemed given to the receiving party (i) upon actual receipt, if by hand delivery, (ii) on the next Business Day after deposit with an overnight courier, if by nationally recognized overnight courier service, (iii) upon electronic, written or oral confirmation of receipt, if by facsimile or electronic mail, or (iv) three Business Days after deposit in the mail, if by registered or certified mail.

Section 14.2. Amendments. Amendments to the Certificate or this Agreement may be made only by a written instrument upon consent of the Board; provided, however, that to the extent that any provision of this Agreement expressly requires a higher standard of approval, then such standard shall apply with respect to the amendment of such provision. The Company shall send to each Member a copy of any amendment to this Agreement. Notwithstanding the foregoing, the Company may amend Schedule A from time to time as contemplated by Section 4.1.

Section 14.3. Confidentiality. Each Member agrees that such Member shall keep confidential, and shall not disclose to any third Person or use for its own benefit, without the consent of the Company, any non-public information with respect to the Company (including any Person in which the Company holds, or contemplates acquiring, an investment) that is in such Member's possession on the Fourteenth Closing Date or disclosed to such Member by or on behalf of the Company, provided, that a Member may (subject to any other confidentiality agreements or arrangements agreed to by such Member with the Company or any of its Subsidiaries or Affiliates) disclose any such information (i) as has become generally available to the public other than by virtue of a breach of this provision by such Member or its Affiliates, (ii) to its owners, employees and professional advisers who need to know such information and agree to keep it confidential, (iii) to the extent required in order to comply with reporting

obligations to its investors who have agreed to keep such information confidential, (iv) to the extent necessary in order to comply with any law, rules, order, regulation, stock exchange rules or ruling applicable to such Member, (v) as may be required in response to any summons or subpoena or in connection with any litigation, it being agreed that, unless such information has become generally available to the public, if such information is being requested pursuant to a summons or subpoena or a discovery request in connection with a litigation and (vi) to a prospective acquirer in a Transfer of Units made in accordance with this Agreement; provided, that such prospective acquirer has agreed in writing to be bound by the terms of this Section 14.3 to the same extent as if it were a party hereto, (x) the Member shall, to the extent legally permitted, give the Company notice of such request and shall cooperate with the Company at the Company's request so that the Company may, in its discretion and at its cost and expense, seek a protective order or other appropriate remedy, if available, and (y) in the event that such protective order is not obtained (or sought by the Company after notice), the Member (a) shall furnish only that portion of the information which, in accordance with the advice of counsel, is legally required to be furnished and (b) will exercise its reasonable efforts to obtain assurances that confidential treatment will be accorded such information. Nothing in this Agreement shall be construed to give any Employee Member any right to receive confidential information or financial information regarding the Company.

Section 14.4. Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto) shall constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and shall supersede any prior understanding or agreement, oral or written with respect thereto, including the Prior Agreement. There are no representations, agreements, arrangements or understandings, oral or written, between or among the Members relating only to the subject matter of this Agreement that are not fully expressed herein or therein.

Section 14.5. Successors and Assigns; Binding Effect. No Member shall assign all or any part of its rights or obligations under this Agreement to any Person, except as expressly provided herein. Any purported assignment in violation of this Section 14.5 shall be null and void. This Agreement and all of the terms and provisions hereof shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, successors and permitted assigns. Except as expressly provided in this Agreement, nothing contained herein, is intended to confer upon any party, other than the parties hereto and their respective heirs, successors and permitted assigns, any rights under this Agreement.

Section 14.6. Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby. Any default hereunder by a Member shall not excuse a default by any other Member.

Section 14.7. No Waiver. Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

Section 14.8. Governing Law. This Agreement, the legal relations between the parties and any dispute, controversy, claim, suit or action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and performed in such State and without regard to conflict of law doctrines, except to the extent that certain matters are preempted by federal law or are governed as a matter of controlling law by the law of the jurisdiction of organization of the respective parties.

Section 14.9. Judicial Proceedings. In any judicial proceeding involving any dispute, controversy, claim, suit or action arising out of or relating to this Agreement or the Company or its operations, each of the Members and the Company unconditionally accepts the non-exclusive jurisdiction and venue of any United States District Court located in the Northern District of the State of California, or of the San Francisco Superior Court of the State of California, and the appellate courts to which orders and judgments thereof may be appealed. In any such judicial proceeding, the Members agree that in addition to any method for the service of process permitted or required by such courts, to the fullest extent permitted by law, service of process may be made by delivery provided pursuant to the directions in Section 14.1. EACH OF THE PARTIES HERETO HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY, CLAIM, SUIT OR ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR RELATING TO THE COMPANY OR ITS OPERATIONS.

Section 14.10. Aggregation of Units. All Units held or acquired by a Member and its Affiliates shall be aggregated together for purposes of determining the rights or obligations of a Member, or application of any restrictions to a Member, under this Agreement, in each instance in which such right, obligation or restriction is determined by any ownership threshold.

Section 14.11. Equitable Relief. The Members hereby confirm that damages at law would be an inadequate remedy for a breach or threatened breach of this Agreement and agree that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but, nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of a Member aggrieved as against another Member for a breach or threatened breach of any provision hereof, it being the intention by this Section 14.11 to make clear the agreement of the Members that the respective rights and obligations of the Members hereunder shall be enforceable in equity as well as at law or

otherwise and that the mention herein of any particular remedy shall not preclude a Member from any other remedy it or he might have, either in law or in equity.

Section 14.12. Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

Section 14.13. Corporate Opportunities.

(a) Any Member, any Member Shareholder, and any manager, director, officer, Affiliate, controlling Person, partner or employee of any of the foregoing, in each case other than any Employee Member or officer or employee of the Company or its Subsidiaries, may engage in or possess an interest in other investments, business ventures or Persons of any nature or description, independently or with others, similar or dissimilar to, or that compete with, the investments or business of the Company or its Subsidiaries, and may provide advice and other assistance to any such investment, business venture or Person, (ii) the Company and the Members shall have no rights by virtue of this Agreement in and to such investments, business ventures or Persons or the income or profits derived therefrom and (iii) the pursuit of any such investment or venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper, except, in each such case, as may have been agreed by any such Person with the Company in writing, in which case, all of such Person's interest in any such investments or business ventures will, at the election of the Board, become an asset of the Company.

(b) None of the Members, Member Shareholders, or any manager, director, officer, Affiliate, controlling Person, partner or employee of the foregoing, in each case other than any Employee Member, officer or employee of the Company or its Subsidiaries, shall be obligated to present any particular investment or business opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be pursued by the Company, and any such Member or manager, director, officer, Affiliate, controlling Person, partner or employee of the foregoing, in each case other than any Employee Member, officer or employee of the Company or its Subsidiaries, shall have the right to pursue for its own account (individually or as a partner or fiduciary) or to recommend to others any such particular investment opportunity.

(c) Nothing in this Section 14.13 as it relates to (i) any employee or former employee shall limit the obligations of such Person under any other agreements with the Company or its Subsidiaries or under any policy of the Company or its Subsidiaries to which such Person may be subject from time to time or (ii) any Member shall limit the obligations of any such Member which is, or has an Affiliate which is, subject to confidentiality or non-competition or similar obligations to the Company or its Subsidiaries under any other agreements (including Section 14.3 hereof).

(d) No amendment or repeal of this Section 14.13 shall apply to or have any effect on the liability or alleged liability of any officer of the Company for or with respect to any opportunities of which any such officer becomes aware prior to such amendment or repeal.

Section 14.14. Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Agreement (or amendment, as applicable).

Section 14.15. Amendment and Restatement. This Agreement amends and restates the Prior Agreement in its entirety.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the Fourteenth Closing Date.

**MATEVEZA USA, LLC**

By: ______________________
Name: James C. Woods
Title: Managing Member

Digitally signed by Jim Woods
DN: cn=Jim Woods, o, ou, email=jim@woodsbeer.com, c=US
Date: 2019.03.31 22:59:11 -07'00'

**SURFACE AREA, LLC**

By: ______________________
Name: James C. Woods
Title: Managing Member

Digitally signed by Jim Woods
DN: cn=Jim Woods, o, ou, email=jim@woodsbeer.com, c=US
Date: 2019.03.31 22:59:40 -07'00'

**MATEVEZA, LLC**

By: ______________________
Name: James C. Woods
Title: Managing Member

Digitally signed by Jim Woods
DN: cn=Jim Woods, o, ou, email=jim@woodsbeer.com, c=US
Date: 2019.03.31 23:01:09 -07'00'